# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco China Technology ETF, CIK 0001378872
CUSIP: 46138E800
Title of class of securities: Exchange-Traded Fund
Address of issuer's principal executive offices: 3500 Lacey Road, Suite 700, Downers Grove, Illinois (IL), 60515
Date of event which requires filing of this statement: 10/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 2,249,181; shared voting power 1,125; sole dispositive power 1,828,553; shared dispositive power 426,835; aggregate amount beneficially owned 2,255,689 (4.89% of the class)

## Item 1. Issuer
Name of issuer: Invesco China Technology ETF
Address of issuer's principal executive offices: c/o Invesco Exchange-Traded Fund Trust II, 3500 Lacey Road, Suite 700, Downers Grove, IL 60515

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,255,689
Percent of class: 4.89
Sole power to vote or to direct the vote: 2,249,181
Shared power to vote or to direct the vote: 1,125
Sole power to dispose or to direct the disposition: 1,828,553
Shared power to dispose or to direct the disposition: 426,835

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK
PNC Delaware Trust Company - BK
PNC Ohio Trust Company - BK
PNC Wealth Management LLC - BD

Of the total fund shares reported herein, 2,231,064 are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.
Of the total fund shares reported herein, 10,071 are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.
Of the total fund shares reported herein, 12,900 are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients.
Of the total fund shares reported herein, 1,654 are held in accounts at PNC Wealth Management LLC in a fiduciary capacity for clients.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The PNC Financial Services Group, Inc.: Gregory H. Kozich, Senior Vice President & Controller (11/05/2026)